March 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-7010

Mail Stop 3561

Attn:	Blaise A. Rhodes, Staff Accountant

	Re:	First Corporation
Form 8-K filed February 14, 2012

Ladies and Gentlemen:

First Corporation (the “Company”) is submitting this response to the comments of the Securities and Exchange Commission (the "Commission") to the Company’s Current Report on Form 8-K filed February 14, 2012 (the “Report”). The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. Simultaneously with this letter, the Company is filing and amendment to the Report in accordance with the responses set forth.

Form 8-K

Item 4.01

1.	Comment:

Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company “has replaced” the accountant, as that wording is unclear to a reader.

Response:

The Company has amended the disclosure accordingly to reflect that the accountant was “dismissed.”

2.	Comment:

To the extent that you make changes to the Form 8-K to comply with the above comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

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Response:

The Company has obtained, and is filing as an exhibit to the amendment, an updated letter from the accountants.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please do not hesitate to contact the undersigned with any questions or further comments.

Sincerely,

/s/ Andrew Clarke,
CEO and Chairman

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